Exhibit 99.1

Lost Creek Makes Significant Progress on Permitting

Denver, Colorado (Marketwire – November 9, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or “the Company”) is pleased to announce favorable progress in the ongoing permitting process for its Lost Creek uranium project in Wyoming.  Ur-Energy, through its wholly owned subsidiary, Lost Creek ISR, LLC “Lost Creek ISR” continues to make significant progress on the permitting front.

Wayne Heili, Vice President of Mining & Engineering, noted, “Ur-Energy’s professional staff is executing a well coordinated effort to permit, build and start production from our advanced stage development project at Lost Creek.  Our team is pursuing all available pathways that support our aggressive construction and development plans for the project.  Further, our focused effort to obtain all the required licenses and permits is clearly yielding results.”

The Nuclear Regulatory Commission (NRC) is required to complete two reports, the Safety and Environmental Report (SER) and the Supplemental Environmental Impact Statement (SEIS), prior to issuing a Source Material License.  NRC staff has informed the Company that there are currently no outstanding requests for additional information and that NRC staff is presently drafting the Safety and Environmental Report.  The NRC has also confirmed that it is on schedule with the development of the Supplemental Environmental Impact Statement for the Lost Creek Project.  Issuance of the license remains on track for June 2010.

The permitting process with the Wyoming Department of Environmental Quality (WDEQ) is also nearing completion with the submittal of significant responses to WDEQ comments during October.  Lost Creek ISR intends to respond to a few remaining questions as well as submit the data package for the first mine unit in the coming weeks.  Issuance of the WDEQ Permit to Mine is expected well in advance of receiving the NRC license.

The Bureau of Land Management (BLM) has determined that its project review and approval will be independent of the environmental review process carried out by the NRC.  In response to this decision, Lost Creek ISR submitted a Plan of Operations to BLM in October 2009.  BLM has appointed a coordinator for the review process and the review is scheduled to begin immediately.

Several other permit applications, including the Sweetwater County Development Plan, Air Quality application, and Class I UIC Disposal Well application are under review by the respective agencies with approvals expected before the end of 2009.

Bill Boberg, President & CEO, stated, “We started this permitting process four years ago knowing that it would be a demanding process.  The regulatory agencies have taken a significantly more rigorous approach than in the past and our highly professional staff has been task-driven to assure that we fully satisfy the requirements of the agencies.  We are very pleased where we are at this stage in the process now that we can see that the finish line for Ur-Energy is more clearly defined than it has been for some time.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright-Jones, Manager, Investor/Public Relations 1-720-981-4588, ext. 242 1-866-981-4588 dani.wright@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. production rates, timetables and methods at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and all other necessary permits related to Lost Creek, including without limitation those referred to in this release; procurement and construction plans, and the Lost Creek production timeline) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future